[LETTERHEAD OF WILLKIE FARR & GALLAGHER LLP]

November 22, 2006

VIA EDGAR CORRESPONDENCE

Michael Kosoff, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form N-14 Filed by Legg Mason Variable Portfolios III, Inc.- File No. 333-137536

Dear Mr. Kosoff:

This letter responds to comments on the above-referenced Registration Statement that were provided by Curtis Young of the Division staff in a telephone conversation with the undersigned on October 18, 2006.

For your convenience, the substance of those comments has been restated below. The Fund’s responses to each comment are set out immediately under the restated comment.

Comment No. 1: The summary of the reorganization in the “Summary” section of the proxy statement/prospectus should contain disclosure on the significant differences in the investment objectives, policies and risks of the Acquiring Fund and the Acquired Fund.

Response: The summary contains disclosure on the differences in the Funds’ policies and in the additional risks of an investment in the Acquiring Fund. The summary also states that the Funds’ investment objectives are identical but notes that the Acquiring Fund’s investment objective is fundamental while the Acquired Fund’s is non-fundamental.

Comment No. 2: The summary should state that the Acquiring Fund has no limit on investments in equity securities of foreign issuers.

Response: Disclosure has been added to the summary stating that a shareholder in the Acquired Fund will be subject to the risks of greater exposure to foreign securities, because the Acquiring Fund has no limit on investing in them.

Comment No. 3: Explain why the pro forma fee tables for the Pre-Reorganization Acquired and Acquiring Funds show “N/A” for “Fee Waiver and/or Expense Reimbursement” and “Net Total Annual Fund Operating Expenses.”

Michael Kosoff, Esq.

November 22, 2006

Response: The Pre-Reorganization Acquired Fund currently has a voluntary expense cap. Since the voluntary cap cannot be disclosed in the fee table, it is appropriate to show “N/A” for the fee waiver and net total expenses. The voluntary cap is disclosed in a footnote to the fee table. The Pre-Reorganization Acquiring Fund does not currently have a voluntary or contractual expense cap, so it is appropriate to show “N/A” for both the fee waiver and net total expenses. On the other hand, the Pro Forma Combined Fund will have a contractual expense cap post-reorganization, so it is appropriate to show the amount of the contractual cap under “Fee Waiver and/or Expense Reimbursement” and the net expenses under “Net Total Annual Fund Operating Expenses.”

Comment No. 4: Add the phone number for the SEC’s Public Reference Room to the disclosure about how additional information on the Funds may be obtained.

Response: This disclosure has been added.

Comment No. 5: Since the Registration Statement does not incorporate by reference the Acquiring Fund’s prospectus, confirm that all the disclosure about the Acquiring Fund required by Item 5 of Form N-14 appears in the proxy statement/prospectus.

Response: The proxy statement/prospectus contains all the disclosure about the Acquiring Fund required by the Form.

Comment No. 6: Provide Tandy representations.

Response: The above-referenced Registrant has authorized us to represent that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff, it acknowledges that:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning our responses to Mr. Young’s comments, please call the undersigned at (212) 728-8558.

Very truly yours,

/s/ Dianne E. O’Donnell
Dianne E. O’Donnell

cc:	Harris C. Goldblat, Esq.

Burton M. Leibert, Esq.

Benjamin J. Haskin, Esq.

Anthony A. Vertuno, Esq.